Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

January 16, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Albertsons Companies, Inc.

     Draft Registration on Form S-1

     Submitted October 24, 2019

     CIK No. 0001646972 (the “Registration Statement”)

Ladies and Gentlemen:

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated November 21, 2019, concerning the Registration Statement (the “Comment Letter”), and on behalf of Albertsons Companies, Inc. (the “Company”) respond below. We have also filed simultaneously Amendment No. 1 to the Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The Company’s responses to the Staff’s comments are as follows:

DRS Form S-1 submitted October 24, 2019

Non-GAAP Financial Measures, page iv

1.

Your computation of “free cash flow” differs from the typical calculation of this measure (cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures). Refer to Question 102.07 of the staff’s Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated.

The seventh bullet item on page v appears to imply your free cash flow measure represents cash. However, since the measure is based on “adjusted EBITDA” which includes net income determined on an accrual basis, this does not appear to be true.

Please revise your filing as appropriate, or advise why your current representation is appropriate.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the title on page iv of Amendment No. 1 and throughout the document where it appears to refer to our calculation as Adjusted Free Cash Flow. The Company has also revised the seventh bullet on page v in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of 28 weeks ended September 7, 2019 to 28 weeks ended September 8, 2018

Selling and Administrative Expenses, page 53

2.	Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance. Also, please consider this in regard to the factors cited for changes in gross profit for the interim period presented.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 56 of Amendment No. 1 to quantify each factor cited for changes in Selling and administrative expenses and Gross profit for the 40 weeks ended November 30, 2019 compared to the 40 weeks ended December 1, 2018 (i.e. the interim period presented) in a manner consistent with how the Company quantifies these factors for its annual periods.

Gain on Property Dispositions and Impairment Losses, Net, page 53

3.	It appears your disclosure is solely in regard to how the latest period was derived rather than a comparative analysis between the corresponding interim periods. Please revise to include such comparison. Refer to instruction 3 of Item 303(b) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 57 of Amendment No. 1 to provide a comparative analysis of the interim periods.

Business

Our Company, page 75

4.	To provide additional context for investors, please consider expanding the graph titled “Net Debt” on page 76 to include prior comparable financial periods. For example, consider including Net Debt for the end of fiscal 2018, as you do for the “Net Income” and “Adjusted EBITDA” graphs.

The Company respectfully acknowledges the Staff’s comment. However, the Company has since revised the disclosure on page 80 of Amendment No. 1 such that a graph for Net Debt is no longer included.

Our Competitive Strengths, page 78

5.	We note your disclosure on page 81 that “[you] have seen strong growth in [y]our just for U loyalty program with a 24% increase in members during the second quarter of fiscal 2019 compared to the second quarter of fiscal 2018.” In light of your disclosure elsewhere in the filing that the just for U loyalty program was expanded throughout the enterprise as part of your Safeway integration, which resulted in synergies that exceeded your initial synergy target, please explain the degree to which past results are indicative of future performance. In this regard, please disclose any known material trends, favorable or unfavorable, that are reasonably likely to have a material impact on your income, income or result in your liquidity decreasing or increasing in any material way.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 84 of Amendment No. 1 to reflect the current factors impacting the Company’s loyalty program. In regard to the Staff’s comment on disclosing known material trends, the Company has included disclosure on pages 53-54 and 88-89 of Amendment No. 1 which identifies known material trends that could impact our performance.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Strategy, page 82

6.	We note that you have identified Cost of Goods Not for Resale as an area of potential cost savings. Please define this term and quantify, if material, to provide additional context for investors.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 87 of Amendment No. 1 such to expand its disclosure on its productivity initiatives, including identifying indirect spend as an area of further cost savings.

Description of Capital Stock

Choice of Forum, page 134

7.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and it is unclear what your statement on page 38 that “provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act” is intended to mean. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

The Company respectfully acknowledges the Staffs comment. In that regard, the Company has revised the disclosure on page 143 of Amendment No. 1 to elaborate that such provision does not apply to claims under the Securities Act or Exchange Act. The Company has also revised the disclosure on page 41 of Amendment No. 1 to clarify the disclosure under the risk factor entitled “Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.” The Company will ensure that the exclusive forum provision in its governing documents states this clearly.

Notes to Consolidated Financial Statements

Selling and administrative expenses, page F-37

8.	Please reconcile your disclosure here that selling and administrative expenses include gains and losses related to disposition of properties and asset impairment losses to your disclosure elsewhere in regard to prior period reclassifications for which gains and losses from property dispositions and impairment losses have been reclassified from Selling and administrative expenses to (gain) loss on property dispositions and impairment losses, net in the statement of operations and comprehensive income (loss).

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page F-39 of Amendment No. 1 to reconcile the disclosure provided on Selling and administrative expenses.

Confidential Treatment Requested by Albertsons Companies, Inc.

Pursuant to 17 C.F.R. Section 200.83

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

cc:	Jennifer López, Securities and Exchange Commission

Lilyanna Peyser, Securities and Exchange Commission

Patrick Kuhn, Securities and Exchange Commission

Doug Jones, Securities and Exchange Commission

Vivek Sankaran, Albertsons Companies, Inc.

Robert B. Dimond, Albertsons Companies, Inc.

Robert A. Gordon, Albertsons Companies, Inc.

Robert B. Larson, Albertsons Companies, Inc.

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

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